Mail Stop 3561

May 21, 2010

Wen Liuping, President
Precise Strategy Acquisition Corp. I
Suite 1408, Block A, RongchaoBinghai Building
Bao'an Central Dist., Shenzhen, China 518101

RE: **Precise Strategy Acquisition Corp. I**
Registration Statement on Form 10
Filed April 29, 2010
File No. 0-53956

Dear Ms. Liuping:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Directors and Exectutive Officers, page 16

1. We note the disclosure that Ms. Liuping is involved in other business activities and that there may be a potential conflict between this business and other business interests. Please expand your discussion to provide more detail about those other businesses, such as whether any are "blank check" companies, and Ms. Liuping's involvement.

2. Please disclose whether or not Ms. Liuping has prior experience with "blank check" companies and locating potential companies with which to engage in a reverse acquisition.

3.   If Ms. Liuping has prior experience with "blank check" companies, please detail this experience by providing in tabular format the names of the companies, dates of any combination transactions, names of the acquired parties, number of shares and/or amount of cash involved in the combination transactions, and any benefits, cash or shares, retained or given to Ms. Liuping.

4. If management has no prior experience, please consider adding another risk factor to address this.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Janice McGuirk, examiner at (202) 551-3395 or the undersigned at (202) 551-3795 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Konrad Malik, Esq.
(604) 681-4760